SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH, D.C. 213 SECTION

05037030

SECURI... ...ON
...ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Laura Street, Suite 3625
(No. and Street)

Jacksonville FL 32202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin C. Bishop, Jr. 904-354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA Certified Public Accountants, PA
(Name – *if individual, state last, first, middle name*)

1301 Riverplace Boulevard, Suite 2400 Jacksonville FL 32207
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Jackson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of February 22, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAARON M. ANDERSON
NOTARY PUBLIC, STATE OF FLORIDA
My commission expires Nov. 8, 2006
Commission No. DD145733

Signature

Pres.
Title

Sharron M. Anderson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

FINANCIAL REPORT

Year Ended December 31, 2004

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Stockholder
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying statement of financial condition of Allen C. Ewing & Co. (the Company) as of December 31, 2004, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LBA Certified Public Accountants, P.A.

January 21, 2005

ALLEN C. EWING & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 123,538
Restricted cash	100,000
Investment securities	137,670
Accounts receivable	23,432
Fixed assets, net of accumulated depreciation of $49,332	26,535
Deferred tax asset	156,821
Other assets	15,879
TOTAL ASSETS	$ 583,875

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other liabilities	$ 22,818
STOCKHOLDER'S EQUITY:	
Common stock, par value $.10; authorized 15,000 shares, 100 shares issued and outstanding	10
Additional paid-in capital	832,203
Accumulated deficit	(271,156)
Total stockholder's equity	561,057
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 583,875

See accompanying notes.

ALLEN C. EWING & CO.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$ 310,315
Investment banking revenues	904,356
Interest and dividend income	4,323
Other income	6,179
Total Revenues	1,225,173
EXPENSES:	
Salaries and employee benefits	878,075
Brokerage and clearing	125,769
Professional and regulatory fees	107,116
Occupancy and maintenance	233,882
Advertising and marketing	69,809
Depreciation	9,725
General and administrative	111,234
Impairment loss on goodwill	33,891
Total Expenses	1,569,501
LOSS BEFORE INCOME TAX BENEFIT	(344,328)
INCOME TAX BENEFIT	112,203
NET LOSS	$ (232,125)

See accompanying notes.

ALLEN C. EWING & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE, DECEMBER 31, 2003 AS RESTATED	$ 10	$ 625,959	$ (39,031)	$ 586,938
Stockholder contributions	-	206,244	-	206,244
Net loss	-	-	(232,125)	(232,125)
BALANCE, DECEMBER 31, 2004	$ 10	$ 832,203	$ (271,156)	$ 561,057

See accompanying notes.

ALLEN C. EWING & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (232,125)
Adjustments to reconcile net loss to net cash used by operating activities:	
Impairment loss	33,891
Depreciation	9,725
Net changes in:	
Accounts receivable	23,745
Other assets	25,510
Accounts payable and other liabilities	18,032
Deferred tax asset	(112,203)
Net Cash Used By Operating Activities	(233,425)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(10,132)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from stockholder (Ewing Capital Partners, LLC)	68,574
NET DECREASE IN CASH AND CASH EQUIVALENTS	(174,983)
CASH AND CASH EQUIVALENTS, BEGINNING	298,521
CASH AND CASH EQUIVALENTS, ENDING	$ 123,538
SUPPLEMENTAL DISCLOSURES:	
Contribution of securities by stockholder (Ewing Capital Partners, LLC)	$ 137,670

See accompanying notes.

NOTE 1: NATURE OF BUSINESS

Organization

Allen C. Ewing & Co. (the Company) is incorporated in the State of Florida as a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company provides full-service securities brokerage and investment banking, which primarily includes advisory services to clients on corporate finance matters, mergers and acquisitions, and the issuance of public stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Any instrument which has an original maturity of ninety days or less when purchased is considered a cash equivalent. Restricted cash includes amounts on deposit with the Company's clearing broker/dealers. Interest income is recognized as earned on cash and cash equivalent balances.

Restricted Cash

Restricted cash is held by the Company for the purpose of complying with the Securities and Exchange Commission's Uniform Net Capital Rule. (Rule 15c3-1) see Note 5.

Fixed Assets

Furniture, fixtures and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the underlying assets, which range from three to seven years.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) effective January 1, 2002. This standard requires that goodwill shall no longer be amortized. In addition, the Company is required to test goodwill for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. In accordance with the guidelines in SFAS 142, the Company determined it has one reporting unit with goodwill. On December 31, 2004, the Company performed its annual impairment review. Based upon its assessment, management concluded that goodwill was impaired. As such, the Company recognized an impairment loss of $33,892 for the year ended December 31, 2004.

Income Taxes

Income taxes are accounted for under the asset and liability method as prescribed by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amounts of any tax benefits that, based on available evidence, are not expected to be realized.

Commissions

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

Investment Banking Revenue

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: INVESTMENT SECURITIES

Investment securities consist of Corporate bonds held to maturity. Accordingly they are reflects of cost, which approximates market value.

Securities held to maturity at December 31, 2004, are as follows:

	Cost	Unrealized Gains	Unrealized Losses	Market Value
Corporate bonds	$ 137,670	$ -	$ -	$ 137,670

The amortized cost and estimated market value of securities held to maturity at December 31, 2004, by contractual maturity, are shown below:

	Amortized Cost	Market Value
Due within one year	$ 137,670	$ 137,670

NOTE 4: RELATED PARTY TRANSACTIONS

The Company received corporate bonds valued at $137,670 as a contribution to capital from its sole stockholder, Ewing Capital Partners, LLC (the "Partnership"). The Company also paid $16,000 in management fees to the Partnership during the year ended December 31, 2004.

Included in accounts receivable at December 31, 2004, is $3,022 due from an affiliate, Ewing Loan Advisors, Inc. This amount is unsecured and non-interest bearing.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1. At December 31, 2004, the Company had net capital of $335,637, which was $235,637 in excess of its required net capital of $100,000. At the same date, the Company's ratio of aggregate indebtedness to net capital was .07 to 1. Accordingly, the Company was in compliance with the net capital requirements.

NOTE 6: INCOME TAXES

Deferred income taxes result from the recognition of net operating loss carryforwards and temporary differences between the carry amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The income tax benefit for the year of $112,203 is related entirely to deferred income taxes:

The components of the deferred tax asset are summarized as follows:

Net operating losses	$ 148,253
Goodwill	11,724
Depreciation	(3,156)
Net Deferred Tax Asset	$ 156,821

The difference between income tax computed at the federal blended statutory rates and the actual tax benefit for the year ended December 31, 2004, is summarized as follows:

Tax benefit on income at statutory rates	$ 106,665
Tax effect of non-deductible items	5,538
Income tax benefit	$ 112,203

The Company has total net operating loss carryforwards available to offset future taxable income of approximately $457,000. To the extent not used, these loss carryforwards will begin to expire in 2023.

NOTE 7: SUBORDINATED CLAIMS

As of December 31, 2004, the Company had no liabilities which were subordinate to the claims of general creditors.

NOTE 8: COMMITMENTS

The Company rents office space under operating leases in Jacksonville, Florida and Charlotte, North Carolina. Rent expense under these leases amounted to $187,273 for the year ended December 31, 2004. Future minimum payments under these leases are as follows:

Year ending December 31:

2005	$ 210,153
2006	210,153
2007	143,960
2008	10,158
	$ 574,424

NOTE 9: GAIN CONTINGENCY

During 2004, the Company entered into an investment banking agreement with a bank client whereby the Company agreed to represent the client in marketing it to a list of potential selected acquirers. The Company prepared a confidential memorandum and contacted the ten institutions included on the approved list. As a direct result of this marketing effort, the client received four proposals of which three were of interest to the client's board of directors. Subsequently, the client entered into a definitive agreement with a potential acquirer whereby they will acquire the client for approximately $110,000,000 in cash. The Company anticipates receiving fees totaling approximately $1,100,000 plus expenses for its services at closing which is anticipated in May, 2005.

ALLEN C. EWING & CO.
NOTES TO FINANCIAL STATEMENTS

NOTE 10: PRIOR PERIOD ADJUSTMENT

The common stock and additional paid-in capital accounts have been adjusted to reflect the capital structure as the result of Ewing Capital Partners, LLC acquiring the Company from Intrepid Capital Corporation in 2003.

	Common Stock	Additional Paid-in Capital
As previously reported	$ 2,500	$ 623,469
Prior period adjustment	(2,490)	2,490
As restated, December 31, 2003	$ 10	$ 625,959

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Schedule 1

Net capital:	
Stockholder's equity	$ 561,057
Less:	
Fixed and other nonallowable assets	(222,667)
Haircuts on money markets	(2,753)
Net capital	$ 335,637
Minimum net capital required	$ 100,000
Excess net capital	$ 235,637
Aggregate indebtedness - accounts payable and other liabilities	$ 22,818
Excess net capital at 1,000%	$ 333,355
Ratio: Aggregate indebtedness to net capital	.07 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
of the Securities and Exchange Commission

There are no differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part LIA FOCUS Report for the quarter ended December 31, 2004, as amended.

LBA

1301 Riverplace Blvd., Suite 2400
Jacksonville, FL 32207
Phone: 904.396.4015
Fax: 904.399.4012
www.lbafinancial.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the financial statements of Allen C. Ewing & Co. (the Company) for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required under Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004, and no facts came to our attention indicating that such conditions have not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

January 21, 2005

LBA